FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter sent by Banco de Chile to the Chilean Financial Market Commission and local stock exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on March 26, 2026. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio” on March 9, 16 and 23 of 2026.

Santiago, March 02, 2026

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

I inform that Banco de Chile’s Board of Directors resolved to convene an Ordinary Shareholders’ Meeting for March 26, 2026 at 10:00 at the Bank’s Auditorium located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)	Approval of the Annual Report, Balance Sheet, Financial Statement and External Auditors Report of Banco de Chile, for the fiscal year 2025.

b)	To deduct and retain from the net income obtained during fiscal year 2025, an amount equivalent to the adjustment of the paid-in capital value and reserves according to the Chilean Consumer Price Index variation occurred between November 2024 and November 2025, for an amount of CLP 182,336,381,737, which will be added to the account of retained net incomes from previous fiscal years.

To distribute as dividend the remaining balance of the net income, corresponding a dividend of CLP 9.99757030464 per each one of the 101,017,081,114 shares of Banco de Chile. This dividend shall be distributed to shareholders who are registered as holders of shares at midnight on the fifth business day prior to the payment date.

Consequently, a distribution of 84.7% of the net income for the fiscal year ended on December 31, 2025, is proposed as dividend.

The dividend, should this be approved by the Ordinary Shareholders’ Meeting, will be paid once the meeting is concluded, at the offices of the Bank. For those shareholders who have instructed to credit the dividend amounts in their bank accounts, the respective payment will be made according to their mandate.

c)	Election of members of the Board of Directors.

d)	Board of Directors’ compensation.

e)	Directors and Audit Committee’s compensation and approval of their operational expenses budget.

f)	External Auditors’ Appointment.

g)	Ratification of Private Risk Assessors.

h)	Directors and Audit Committee’s Report.

i)	Report on related party transactions, pursuant to the Chilean Corporations Act (Ley sobre Sociedades Anónimas).

j)	Other matters pertaining to Ordinary Shareholders’ Meetings according to the Law and to the Bank’s bylaws.

Sincerely,

Eduardo Ebensperger Orrego

CEO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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